                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             GREENBRIAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    393648100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert A. Waldman
                    10670 North Central Expressway, Suite 600
                          Dallas, Texas (214) 692-4700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 8, 1998
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

CUSIP No. 393648100               SCHEDULE 13D                 Page 2 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American Realty Trust, Inc.
           54-0697989
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Georgia
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          197,500
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 197,500
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           197,500

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.5%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D                 Page 3 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Basic Capital Management, Inc.
           75-23322719
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          141,260
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 141,260
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           141,260

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.2%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D                 Page 4 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nevada Sea Investments, Inc.
           75-2604949
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          72,800
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 72,800
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           72,800

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.1%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D                 Page 5 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Davister Corp.
           75-2338496
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          251,200
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 251,200
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           251,200

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.8%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D                 Page 6 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           International Health Products, Inc.
           75-2302531
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          249,085
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 249,085
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           249,085

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.8%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D                 Page 7 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Institutional Capital Corporation
           75-2442090
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC/OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          242,500
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 242,500
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           242,500

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.7%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D                 Page 8 of 8 Pages


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gene E. Phillips

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
                               7          SOLE VOTING POWER

                                          -0-
                               -------------------------------------------------
 NUMBER OF                     8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY                     -------------------------------------------------
    EACH                       9          SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                 -0-
    WITH                       -------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           -0-

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

--------------------------------------------------------------------------------

GREENBRIAR CORPORATION
CUSIP NO. 393 648 100

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $.01 par value (the "Shares"), of Greenbriar Corporation (the "Company"). The principal executive offices of the Company are located at 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), Nevada Sea Investments, Inc. ("NSI"), International Health Products, Inc. ("IHPI"), Davister Corp. ("Davister"), Institutional Capital Corporation ("ICC"), and Gene E. Phillips (collectively, the "Reporting Persons").

         BCM owns approximately 49.1% of the outstanding securities of ART and serves as the advisor to ART. NSI is a wholly owned subsidiary of BCM. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the "May Trust"), who formerly served as Chief Executive Officer (1989 - 1992) and Chairman of the Board of Directors (1989) of BCM, and as Chief Executive Officer (1982 - 1991) and Chairman of the Board of Directors (1984 - 1992) of ART. Although Mr. Phillips no longer serves as an officer or director of BCM or ART, he continues to have substantial contact with the management of BCM and has a significant influence on its advisory services and investment decisions as a representative of the May Trust. In addition, BCM's Securities Manager, who is responsible for the purchase and disposition of securities for BCM, is also an officer of ART and NSI and manages investments in securities for those entities as well as BCM.

         IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the "Martin Trust"). IHPI is managed by
F. Terry Shumate, who also manages several other private entities owned by Mr. Phillips or his family trusts. Mr. Shumate consults on a regular basis with Mr. Phillips and/or the Securities Manager for BCM regarding investments in securities made by IHPI.

         Davister and ICC are each owned by different parties but share the same principal place of business and the same principal office as IHPI. Davister and ICC are managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips and/or the Securities Manager for BCM regarding investments in securities by Davister and ICC.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

Name                                        Positions
----                                        ---------
Oscar W. Cashwell                           Director

Al Gonzalez                                 Director

Cliff Harris                                Director

Roy E. Bode                                 Director

Karl L. Blaha                               Director/President

Thomas A. Holland                           Executive Vice President and
                                            Chief Financial Officer

Bruce A. Endendyk                           Executive Vice President

Randall M. Paulson                          Executive Vice President

Robert A. Waldman                           Senior Vice President,
                                            Secretary and General
                                            Counsel

Drew D. Potera                              Vice President and Treasurer

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell is a real estate consultant for BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez's business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris's present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President and Treasurer of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                        Positions
----                                        ---------
Ryan T. Phillips                            Director

Mickey Ned Phillips                         Director

Randall M. Paulson                          President

Thomas A. Holland                           Executive Vice President and
                                            Chief Financial Officer

Clifford C. Towns, Jr.                      Executive Vice President -
                                            Finance

Karl L. Blaha                               Executive Vice President -
                                            Commercial Asset Management

Bruce A. Endendyk                           Executive Vice President

A. Cal Rossi, Jr.                           Executive Vice President

Cooper B. Stuart                            Executive Vice President

Dan S. Allred                               Senior Vice President - Land
                                            Development

Robert A.  Waldman                          Senior Vice President, General
                                            Counsel and Secretary

Drew D. Potera                              Vice President, Treasurer and
                                            Securities Manager

         Information with respect to Messrs. Paulson, Holland, Blaha, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. R. Phillips's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips's present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

         Mr. M. Phillips's business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips's present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         Mr. Towns's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns's present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

         (III) NSI is a corporation organized and existing under the laws of the State of Nevada. NSI's principal business activity is investments in real estate and marketable securities. Its principal place of business and principal office are located at 10670 North Central Expressway, Suite 501, Dallas, Texas 75231.

         NSI is owned by BCM. The directors and executive officers of NSI are as follows:

Name                                        Positions
----                                        ---------
Randall M. Paulson                          Director and President

Robert A. Waldman                           Director and Secretary

Bruce A. Endendyk                           Vice President

Drew D. Potera                              Treasurer

         Information with respect to Messrs. Paulson, Waldman, Endendyk and Potera is disclosed in (I) above.

         (IV) IHPI is a corporation organized and existing under the laws of the State of Nevada. IHPI's principal business activity is investments in real estate and marketable securities. IHPI's principal place of business and its principal office are located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231.

         IHPI is owned by the Martin Trust, which was established for the benefit of the wife and children of Gene E. Phillips. The directors and executive officers of IHPI are as follows:

Name                                        Positions
----                                        ---------
F. Terry Shumate                            Director, President and Treasurer

Mary K. Willett                             Secretary

         Mr. Shumate's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Shumate's present principal occupation is Vice President of Syntek West, Inc., a private company which is wholly owned by Mr. Gene Phillips. Mr. Shumate is a citizen of the United States of America.

         Ms. Willett's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Ms. Willett's present principal occupation is Controller of Syntek West, Inc. and other private companies owned by Mr. Gene Phillips or his family trusts. Ms. Willett is a citizen of the United States of America.

         (V) Davister is a corporation organized and existing under the laws of the State of Nevada. Davister's principal business activity is investments in real estate and marketable securities, and its day-to-day operations are managed by F. Terry Shumate. Its principal place of business and its principal office are located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231.

         Davister is owned by a group of eleven individuals. F. Terry Shumate owns 18% of Davister and is the largest shareholder of the company. The directors and executive officers of Davister are as follows:

Name                                        Positions
----                                        ---------
Ronald F. Akin                              Director, President, Secretary and
                                            Treasurer

Ronald F. Bruce                             Director

         Mr. Akin's business address is 10670 North Central Expressway, Suite 405, Dallas, Texas 75231. Mr. Akin's present principal occupation is President of Sunridge Management Group, Inc., a company that provides real estate management services to the various real estate entities advised by BCM as well as other unrelated entities. Mr. Akin is a citizen of the United States of America.

         Mr. Bruce's business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Mr. Bruce's present principal occupation is President of Grapat Group Incorporated, a company that provides real estate management services to the real estate entities advised by BCM as well as other unrelated entities. Mr. Bruce is a citizen of the United States of America.

         (VI) ICC is a corporation organized and existing under the laws of the State of Nevada. ICC's principal business activity is investments in real estate and marketable securities, and its day-to-day operations are managed by F. Terry Shumate. ICC's principal place of business and its principal office are located at 10670 North Central Expressway, Suite 411, Dallas, Texas 75231.

         ICC is owned by Electrical Networks, Inc. and Starr Investments. The directors and executive officers of ICC are as follows:

Name                                        Positions
----                                        ---------
J.T. Tackett                                Director, Chairman and Chief
                                            Executive Officer

E. Wayne Starr                              Director, President and Treasurer

         Mr. Tackett's business address is Electrical Networks, Inc., 2521 Weaver Street, Suite A, Fort Worth, Texas 76117. Mr. Tackett's present principal occupation is electrical contractor. Mr. Tackett is a citizen of the United States of America.

         Mr. Starr's business address is Century 21 -- Starr Associates, Inc., 418 East Cooper Avenue, Suite 202, Aspen, Colorado 81611. Mr. Starr's present principal occupation is real estate investments. Mr. Starr is a citizen of the United States of America.

         (VII) Gene E. Phillips's principal business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips's present principal occupation is investments in real estate. Mr. Phillips is a citizen of the United States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (VII) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used by ART to purchase Shares of the Company is $1,622,430. The sources of such funds are from ART's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below.

         The aggregate amount of funds used by BCM to purchase Shares of the Company is $2,204,361. The sources of such funds are from BCM's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below.

         The aggregate amount of funds used by NSI to purchase Shares of the Company is $1,249,205. The sources of such funds are from NSI's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below.

         The aggregate amount of funds used by Davister to purchase Shares of the Company is $4,834,948. The sources of such funds are from Davister's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below. Davister acquired 125,000 Shares of the Company from ICC in return for a promissory note.

         The aggregate amount of funds used by ICC to purchase Shares of the Company is $3,938,602. The sources of such funds are from ICC's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below. ICC acquired 237,149 Shares as payment of interest and principal on a promissory note from JRG Investment Company, Inc., as disclosed in Item 6 below. ICC transferred 116,149 Shares of the Company that it acquired from JRG Investment Company, Inc. to IHPI as payment on a promissory note from ICC to IHPI.

         The aggregate amount of funds used by IHPI to purchase Shares of the Company is $4,103,142. The sources of such funds are from IHPI's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below. IHPI acquired 116,149 Shares of the Company from ICC in satisfaction of a promissory note from ICC to IHPI in the amount of $2,090,682.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of the Reporting Persons owning Shares acquired the Shares described in Item 5 below in order to obtain a significant investment position in the Company. The Reporting Persons have no present plans or proposals to acquire additional Shares of the Company or dispose of any or all of the Shares now owned by the Reporting Persons, but each of the Reporting Persons reserves the right to acquire additional Shares of the Company or dispose of any or all of the Shares of the Company now owned based on such Reporting Person's evaluation of the Company's business prospects and financial condition, the market for Shares of the Company, the availability of other investment opportunities, general economic conditions, and other future developments. Any such further purchase or disposition of Shares of the Company may be made in the open market, in privately negotiated transactions, or otherwise.

         None of the Reporting Persons has any present plan or proposal which relates to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (c) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (d) any material change in the present capitalization or dividend policy of the Company;

         (e) any other material change in the Company's business or corporate structure;

         (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of the Company by any person;

         (g) Shares of the Company being delisted from the American Stock Exchange;

         (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (i)   any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)   Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Shares Owned Directly
                              ---------------------

                                      Number                       Percent of
Name                                 of Shares                      Class (1)
----                                 ---------                      ---------
ART                                     97,500                         1.5%
BCM                                    141,260                         2.2%
NSI                                     72,800                         1.1%
IHPI                                   249,085                         3.8%
Davister                               251,200                         3.8%
ICC                                    242,500                         3.7%

Total                                1,054,345                        16.1%

                            Shares Owned Beneficially
                            -------------------------

                                      Number                       Percent of
Name                                 of Shares                      Class (1)
----                                 ---------                      ---------
ART                                     97,500                         1.5%
BCM (2)                                311,560                         4.8%
NSI                                     72,800                         1.1%
IHPI                                   249,085                         3.8%
Davister                               251,200                         3.8%
ICC (3)                                242,500                         3.7%
Gene E. Phillips (4)                 1,054,345                        16.1%

Total Shares
beneficially
owned by Reporting
Persons                              1,054,345                        16.1%

(1) Percentage calculations are based upon 6,547,049 Shares outstanding on November 17, 1997.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART and NSI by virtue of the relationships to ART and NSI described in Item 2. BCM does not affirm beneficial ownership of such Shares.

(3) Does not include any shares held by JRG Investment Company, Inc., the outstanding stock of which is pledged to ICC as collateral for a promissory note, as disclosed in Item 6 below.

(4) May be deemed to be a beneficial owner of the Shares held directly by ART, BCM, NSI, IHPI, Davister, and ICC by reason of the relationships with those entities described in Item 2. Mr. Phillips does not affirm beneficial ownership of any of such Shares.

         (b)   Voting and Disposition Power

         Each of the directors of ART shares voting and disposition power over all of the Shares owned by ART. Each of the directors of BCM shares voting and disposition power over all of the Shares held by BCM. Each of the directors of NSI shares voting and disposition power over all of the Shares owned by NSI.

         Gene E. Phillips, as a representative of the May Trust, has a significant influence on decisions relating to the purchase and disposition of securities made by BCM, ART and NSI. Drew D. Potera, who manages investments in securities made by BCM as the Securities Manager for that entity, also manages investments in securities made by ART and NSI as an officer of each of those companies. Mr. Potera's activities at BCM, ART and NSI are subject to the oversight of the directors of each of those companies. The directors of BCM, ART and NSI have not agreed that these companies will act in concert with each other or with any other Reporting Person with respect to the acquisition or disposition of Shares of the Company.

         Each of the directors of IHPI shares voting and disposition power over all of the Shares held by IHPI. Each of the directors of Davister shares voting and disposition power over all of the Shares held by Davister. Each of the directors of ICC shares voting and disposition power over all of the Shares owned by ICC.

         F. Terry Shumate, who is a director of IHPI and makes investments for that entity, also makes investments on behalf of Davister and ICC. Mr. Shumate consults on a regular basis with Gene E. Phillips and/or the Securities Manager for BCM with respect to the purchase and disposition of marketable securities on behalf of IHPI, Davister and ICC. The directors of IHPI, Davister and ICC have not agreed that IHPI, Davister and ICC will act in concert with each other or with any other Reporting Person with respect to the acquisition or disposition of Shares of the Company.

         (c)   Transactions in Securities

         No transactions in the Shares were effected by the Reporting Persons during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (I) Loan from ICC to JRG Investment Company, Inc.

         ICC holds 2,500 shares, which constitute all of the issued and outstanding stock of JRG Investment Company, Inc. ("JRG") as collateral for a promissory note in the amount of $5,700,000 from JRG to ICC. JRG is owned by James R. Gilley, the Chief Executive Officer of the Company and the Chairman of its Board of Directors. Prior to 1997, the $5,700,000 promissory note from JRG to ICC was also collateralized by 1,210,100 Shares of the Company owned by JRG.

         The pledge agreement between James R. Gilley and ICC does not provide ICC with the power to vote or direct the vote of any Shares of the Company. ICC has the power to dispose or direct the disposition of the shares of JRG only if there is an event of default under the terms of the agreement.

         The pledge agreement between James R. Gilley and ICC arose in connection with the following series of transactions:

         On May 23, 1991, Syntek Finance Corporation, a subsidiary of Syntek West, Inc., which is wholly owned by Gene E. Phillips, sold 1,714,113 shares of non-voting Series A preferred stock of the Company to JRG in return for a promissory note in the amount of $1,686,471. The 1,714,113 shares of preferred stock were pledged as collateral for the note. Also on May 23, 1991, IHPI sold 87,272 Shares of the Company and stock purchase warrants to purchase 830,000 Shares of the Company to JRG in return for a promissory note in the amount of $3,313,529. The 87,272 Shares and the stock purchase warrants purchased by JRG were pledged as collateral for the note to IHPI.

         Syntek Finance Corporation subsequently pledged the $1,686,471 promissory note from JRG, together with two promissory notes from Gene Phillips, to ART as collateral for a $3,840,000 loan from ART to Syntek Finance Corporation. During the second quarter of 1992, ART foreclosed on the three promissory notes pledged as collateral. In September 1992, ART sold the three notes to ICC for $4,100,000, consisting of $200,000 in cash and a promissory note from ICC in the amount of $3,900,000. The three promissory notes sold to ICC were pledged as collateral for the $3,900,000 note from ICC to ART.

         On September 30, 1992, ICC made a $1,900,000 payment to ART, and ART released its security interest in the $1,686,471 note from JRG. ICC made the $1,900,000 payment with funds borrowed from BCM, which it subsequently repaid.

         At the same time that it acquired the $1,686,471 JRG note from ART, ICC also acquired the $3,313,529 JRG note from IHPI in return for a promissory note in the same principal amount.

         After acquiring the two promissory notes issued by JRG, ICC released the stock purchase warrants and 1,037,500 shares of the preferred stock held as collateral to enable JRG to tender such shares of preferred stock to the Company for redemption at $1.00 per share and use the proceeds to exercise the stock purchase warrants to purchase 830,000 Shares of the Company.

         On November 9, 1992, the two promissory notes from JRG were consolidated into a new five-year promissory note from JRG to ICC in the amount of $5,700,000. In consideration of this consolidation and extension of the two notes, JRG transferred 87,272 Shares of the Company to ICC. As security for the consolidated note, JRG pledged 1,210,000 Shares of the Company, 905,507 shares of non-voting Series A preferred stock of the Company, and a $600,000 note payable to JRG from a third party. In addition, James R. Gilley pledged all of the outstanding shares of JRG as security for the consolidated note.

         On May 23, 1994 and May 31, 1995, JRG made interest payments on the $5,700,000 promissory note by transferring shares of preferred stock of the Company to ICC. ICC subsequently delivered 1,085,000 shares of preferred stock to the Company for redemption at $1.00 per share. ICC did not receive payment for the shares of preferred stock, and sold the $1,085,000 receivable from the Company to NSI. The Company then transferred a judgment that it held against Wespac Investors Trust III, a real estate investment company, to NSI in satisfaction of the receivable.

         On February 11 and March 10, 1997, JRG transferred 237,149 Shares of the Company to ICC to pay interest on the $5,700,000 promissory note and to reduce the principal amount by $2,703,627. On April 30, 1997, ICC transferred 116,149 of the Shares received from JRG to IHPI in partial payment of the note that it issued to IHPI on September 30, 1992.

         On April 22, 1997, ICC released its security interest in the remaining 972,851 Shares of the Company that it held as collateral under the pledge agreement with JRG.

         As of December 31, 1997, the outstanding principal amount of the promissory note from JRG to ICC was $2,996,373.

         (II) Pledges.

         ART has pledged 97,500 Shares of the Company to secure margin debt at the following firms in the following amounts: 38,600 Shares to Bear Stearns & Co., Inc.; 7,100 Shares to Deutsche Morgan Grenfell; 7,100 Shares to Dean Witter; 2,500 Shares to First Southwest; 7,100 Shares to McDonald & Company; 7,100 Shares to Principal Financial Securities, Inc.; and 28,000 Shares to Wedbush Morgan Securities.

         BCM has pledged 82,860 Shares of the Company to secure margin debt at the following firms in the following amounts: 1,500 Shares to American Express; 33,000 Shares to Bear Stearns & Co., Inc.; 4,200 Shares to Dean Witter; 1,000 Shares to Hambrecht & Quist LLC; 8,260 Shares to J.C. Bradford; 2,000 Shares to Legg Mason Wood Walker, Incorporated; 3,000 Shares to Morgan Keegan & Company, Inc.; 10,000 Shares to Rauscher Pierce Refsnes, Inc.; 2,000 Shares to Raymond James Associates, Inc.; 900 Shares to Regions Investment Company, Inc.; 4,500 Shares to Southland Securities Corporation; 3,500 Shares to Principal Financial Securities, Inc.; 8,000 Shares to Wedbush Morgan Securities; and 1,000 Shares to Wheat First Butcher Singer. BCM has also pledged 26,400 Shares of the Company to NationsBank as collateral for a loan to a private company in which NSI holds an interest.

         NSI has pledged 72,800 Shares of the Company to secure margin debt at the following firms in the following amounts: 25,600 Shares to Rauscher Pierce Refsnes, Inc.; and 47,200 Shares to Wedbush Morgan Securities.

         IHPI has pledged 205,449 Shares of the Company to secure margin debt at the following firms in the following amounts: 20,000 Shares to BA Investment Services, Inc.; 16,000 Shares to Bear Stearns & Co., Inc.; 6,800 Shares to Chatfield Dean & Co., Inc.; 20,000 Shares to Cutter & Company, Inc.; 31,500 Shares to Everen Securities; 20,000 Shares to Legg Mason Wood Walker; 36,149 Shares to McDonald & Company; 35,000 Shares to Morgan Keegan & Company, Inc.; and 20,000 Shares to Principal Financial Securities, Inc. IHPI has also pledged 43,636

Shares of the Company to NationsBank as collateral for a loan to a private company in which NSI holds an interest.

         Davister has pledged 251,200 Shares of the Company to secure margin debt at the following firms in the following amounts: 95,000 Shares to Bear Stearns & Co., Inc.; 69,100 Shares to Rauscher Pierce Refsnes, Inc.; and 87,100 Shares to Southland Securities Corporation.

         ICC has pledged 201,500 Shares of the Company to secure margin debt at the following firms in the following amounts: 73,900 Shares to Bear Stearns & Co., Inc.; 20,000 Shares to J.C. Bradford; 20,000 Shares to Hambrecht & Quist LLC; 39,100 Shares to Prudential Securities, Inc.; 40,000 Shares to Rauscher Pierce Refsnes, Inc.; and 44,500 Shares to Wedbush Morgan Securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (1) Extended and Consolidated Pledge Agreement between JRG and M.S. Holding Co. Corp. (predecessor to ICC).

         (2) Pledge Agreement between James R. Gilley and M.S. Holding Co., Corp. (predecessor to ICC).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1998

                                       AMERICAN REALTY TRUST, INC.

                                   By:   /s/ Karl L. Blaha
                                       -----------------------------------------
                                       Karl L. Blaha
                                       President

                                       BASIC CAPITAL MANAGEMENT, INC.

                                   By:   /s/ Drew D. Potera
                                       -----------------------------------------
                                       Drew D. Potera
                                       Vice President and Treasurer

                                       NEVADA SEA INVESTMENTS, INC.

                                   By:   /s/ Randall M. Paulson
                                       -----------------------------------------
                                       Randall M. Paulson
                                       President

                                       DAVISTER CORP.

                                   By:   /s/ Ronald F. Akin
                                       -----------------------------------------
                                       Ronald F. Akin
                                       President

                                       INSTITUTIONAL CAPITAL CORPORATION

                                   By:   /s/ E. Wayne Starr
                                       -----------------------------------------
                                       E. Wayne Starr
                                       President

                                       INTERNATIONAL HEALTH PRODUCTS, INC.

                                   By:   /s/ F. Terry Shumate
                                       -----------------------------------------
                                       F. Terry Shumate
                                       President

                                       GENE E. PHILLIPS

                                         /s/ Gene E. Phillips
                                       -----------------------------------------